SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NextNav Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

65345N106

(CUSIP Number)

May 19, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☑  Rule 13d-1(c)

☐  Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

CUSIP No.	65345N106	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Timothy M. Presutti
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 17,555,982 (1)(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 17,555,982 (1)(2)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,555,982(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.0%(1)(2)(3)
12	TYPE OF REPORTING PERSON
IN

(1)	The aggregate amount beneficially owned includes 1,024,181 warrants that are exercisable for 1,024,181 shares of common stock (“common stock”) of NextNav Inc. (the “Issuer”) issuable upon the exercise or conversion of the warrants (the “warrant shares”). The warrants became exercisable for warrant shares 30 days after the completion of the initial business combination, which closed on October 28, 2021. Regarding the warrants shares, (i) 700,215 are held by Reds Road Holdings LLC (“RRH”), whose sole member is Mr. Presutti; (ii) 25,000 are held by WOCAP Global Opportunity Investment Partners, L.P. (“WOCAP LP”), whose general partner is WOCAP Global Opportunity Investment Partners GP LLC (“WOCAP GOIP GP LLC”), whose managing member is Woody Creek MM LLC (“WCMM LLC”), whose sole member is Mr. Presutti; and (iii) 298,966 are held by Broadbill Credit Arbitrage LLC (“BCA”), whose sole member is WOCAP II LP (“WOCAP II LP”), whose general partner is WOCAP II GP LLC (“WOCAP II GP”), whose sole member is Mr. Presutti.

(2)	Includes the aggregate 16,531,801 shares of common stock beneficially owned by Mr. Presutti consisting of (i) 15,066,004 shares of common stock held by WOCAP LP, whose general partner is WOCAP GOIP GP LLC, whose managing member is WCMM LLC, whose sole member is Mr. Presutti; (ii) 640,000 shares of common stock held by WOCAP II LP, whose general partner is WOCAP II GP, whose sole member is Mr. Presutti; (iii) 20,000 shares of common stock held by WOCAP GOIP GP LLC, whose managing member is WCMM LLC, whose sole member is Mr. Presutti; (iv) 385,498 shares of common stock held by RRH, whose sole member is Mr. Presutti; (v) 10 shares of common stock held jointly by Mr. Presutti and his spouse; (vi) 2,500 shares of common stock held directly in Mr. Presutti’s individual retirement account; (vii) 1,000 shares of common stock held by Woody Creek Capital Partners Defined Benefit Pension Plan, whose trustee and a beneficiary is Mr. Presutti; and (viii) 416,789 shares of common stock held by BCA, whose sole member is WOCAP II LP, whose general partner is WOCAP II GP, whose sole member is Mr. Presutti.

(3)	The percentage reported in this Schedule 13G/A is based upon 96,570,630 shares of common stock outstanding according to the Quarterly Report on Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on May 12, 2022.

CUSIP No.	65345N106	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON WOCAP Global Opportunity Investment Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 15,091,004(4)(5)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 15,091,004(4)(5)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,091,004(4)(5)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.6%(3)(4)(5)
12	TYPE OF REPORTING PERSON
PN

(4)	The aggregate amount beneficially owned includes 25,000 warrant shares that are held by WOCAP LP, whose general partner is WOCAP GOIP GP LLC, whose managing member is WCMM LLC, whose sole member is Mr. Presutti.

(5)	Includes the aggregate of 15,066,004 shares of common stock held by WOCAP LP, whose general partner is WOCAP GOIP GP LLC, whose managing member is WCMM LLC, whose sole member is Mr. Presutti.

Explanatory Note:

Due to an administrative error, the Amendment No. 1 to Schedule 13G filed on May 31, 2022 inadvertently stated that WOCAP Global Opportunity Investment Partners, L.P. was formed in the State of Delaware instead of Bermuda. This Amendment No. 2 to Schedule 13G is filed solely to correct such error.

Item 1(a).	Name of Issuer:	NextNav Inc.

Item 1(b).	Address of Issuers’ Principal Executive Offices:	1775 Tysons Blvd.,
5th Floor
McLean, Virginia 22102

Item 2(a).	Name of Person Filing:	Timothy M. Presutti

WOCAP Global Opportunity
Investment Partners, L.P.

(Each a “Reporting Person,” and collectively, the “Reporting
Persons”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:	The principal business office
for all Reporting Persons
filing is:

2802 Timmons Lane
#27440
Houston, Texas 77227

Item 2(c).	Citizenship:	See Item 4 of each cover page.

Item 2(d).	Title of Class of Securities

Common stock, $0.0001 par value per share.

Item 2(e).	CUSIP Number

65345N106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable, this statement is filed pursuant to 13d-1(c).

Item 4.	Ownership:

The responses to Items 5-11 of the cover pages of this Schedule 13G/A are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2022	/s/ Timothy M. Presutti
Timothy M. Presutti

WOCAP Global Opportunity Investment Partners, L.P.

	By:	WOCAP Global Opportunity Investment Partners GP LLC, its general partner

	By:	Woody Creek MM LLC, its managing member

	By:	/s/ Timothy M. Presutti
Timothy M. Presutti
Sole Member